FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated January 29, 2014
2.	Financial results for the quarter ended December 31, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 29, 2014	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

Item 1

News Release	January 29, 2014

Performance Review – Quarter ended December 31, 2013

·
Operating profit increased by 29% to  4,439 crore (US$ 718 million) for the quarter ended December 31, 2013 (Q3-2014) from  3,453 crore (US$ 559 million) for the quarter ended December 31, 2012 (Q3-2013)

·	Profit before tax increased by 21% to 3,744 crore (US$ 606 million) for Q3-2014 from 3,084 crore (US$ 499 million) for Q3-2013

·
Profit after tax increased by 13% to  2,532 crore (US$ 410 million) for Q3-2014 from  2,250 crore (US$ 364 million) for Q3-2013, after additional tax provision of  215 crore (US$ 35 million) for deferred tax liability on special reserve for the nine months ended December 31, 2013 (9M-2014); growth in profit after tax excluding this impact was 22%

·	Retail advances growth at 22% year-on-year at December 31, 2013

·	Current and savings account (CASA) ratio maintained at 43.3% at December 31, 2013; year-on-year growth of 17% in CASA deposits

·	Net interest margin improved to 3.32% in Q3-2014 compared to 3.07% in Q3-2013; domestic NIM at 3.67%

·
Total capital adequacy of 16.81% and Tier-1 capital adequacy of 11.53% as per Reserve Bank of India’s guidelines on Basel III norms (17.94% and 12.66% including profits for nine months ended December 31, 2013)

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2013.

Profit & loss account

·
Operating profit increased by 29% to  4,439 crore (US$ 718 million) for the quarter ended December 31, 2013 (Q3-2014) from  3,453 crore (US$ 559 million) for the quarter ended December 31, 2012 (Q3-2013).

·	Profit before tax increased by 21% to 3,744 crore (US$ 606 million) for Q3-2014 from 3,084 crore (US$ 499 million) for Q3-2013.

·
Profit after tax increased by 13% to  2,532 crore (US$ 410 million) for Q3-2014 from  2,250 crore (US$ 364 million) for Q3-2013, after additional tax provision of  215 crore (US$ 35 million) for deferred tax liability on Special Reserve; growth in profit after tax excluding this impact was 22%.

·	Net interest income increased 22% to 4,255 crore (US$ 688 million) in Q3-2014 from 3,499 crore (US$ 566 million) in Q3-2013.

·
Net interest margin increased by 25 basis points from 3.07% for Q3-2013 and 3.31% for Q2-2014 to 3.32% for Q3-2014. The domestic net interest margin was 3.67% and net interest margin of international branches was 1.70% for Q3-2014.

·	Non-interest income increased by 26% to 2,801 crore (US$ 453 million) in Q3-2014 from 2,215 crore (US$ 358 million) in Q3-2013.

·	Fee income increased by 13% to 1,997 crore (US$ 323 million) in Q3-2014 from 1,771 crore (US$ 287 million) in Q3-2013.

·	Cost-to-income ratio was maintained sequentially at 37.0% in Q3-2014.

·	Profit before tax increased by 24% to 10,228 crore (US$ 1.7 billion) for the nine months ended December 31, 2013 from 8,253 crore (US$ 1.3 billion) for the nine months ended December 31, 2012

·
Profit after tax increased by 19% to  7,158 crore (US$ 1.2 billion) for 9M-2014 from  6,021 crore (US$ 974 million) for 9M-2013, after additional tax provision of  215 crore (US$ 35 million) for deferred tax liability on Special Reserve; growth in profit after tax excluding this impact was 22%.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank continued to grow its retail franchise. During the quarter, the Bank added 81 branches, and 117 ATMs to its network. At December 31, 2013, the Bank had 3,588 branches, the largest branch network among private sector banks in the country. The Bank’s ATM network increased to 11,215 ATMs at December 31, 2013 as compared to 10,040 at December 31, 2012.

Credit growth

Total advances increased by 16% year-on-year to  332,632 crore (US$ 53.8 billion) at December 31, 2013 from  286,766 crore (US$ 46.4 billion) at December 31, 2012. The Bank has continued to see healthy growth in its retail disbursements resulting in a year-on-year growth of 22% in the total retail portfolio at December 31, 2013.

Deposit growth

The Bank has seen healthy trends in current and savings account (CASA) deposits mobilisation. During Q3-2014, savings account deposits increased by  2,190 crore (US$ 354 million) and current account deposits increased by  1,068 crore (US$ 173 million). At December 31, 2013, savings account deposits were  95,725 crore (US$ 15.5 billion) and current account deposits were  41,441 crore (US$ 6.7 billion). The Bank’s CASA ratio was 43.3% at December 31, 2013, at a similar level as September 30, 2013. The average CASA ratio for Q3-2014 was at 39.1%.

Capital adequacy

 The Bank’s capital adequacy at December 31, 2013 as per Reserve Bank of India’s guidelines on Basel III norms was 16.81% and Tier-1 capital adequacy was 11.53%, well above regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for at December 31, 2013 do not include the profits for the nine months ended December 31, 2013. Including the profits for 9M-2014, the capital adequacy ratio for the Bank as per Basel III norms would have been 17.94% and the Tier I ratio would have been 12.66%.

 Asset quality

Net non-performing assets at December 31, 2013 were  3,121 crore (US$ 505 million) compared to  2,707 crore (US$ 438 million) at September 30, 2013. The net non-performing asset ratio was 0.81% at December 31, 2013 compared to 0.73% at September 30, 2013. The Bank’s provision coverage ratio, computed in accordance with the RBI guidelines, was 70.0% at December 31, 2013. Net loans to companies whose facilities have been restructured were  8,602 crore (US$ 1.4 billion) at December 30, 2013 compared to  6,826 crore (US$ 1.1 billion) at September 30, 2013.

Consolidated results

The consolidated return on equity on an annualised basis increased from 14.6% in 9M-2013 to 15.1% in 9M-2014. The consolidated profit after tax increased by 17% from  7,112 crore (US$ 1.2 billion) for 9M-2013 to  8,317 crore (US$ 1.3 billion) for 9M-2014. Consolidated profit after tax increased 9% to  2,872 crore (US$ 465 million) for Q3-2014 from  2,645 crore (US$ 428 million) for Q3-2013. The consolidated return on equity on an annualised basis was 15.0% for Q3-2014. The growth in consolidated profit after tax excluding the impact of deferred tax liability on Special Reserve for the Bank would have been 17% and 20% for Q3-2014 and 9M-2014 respectively.

Insurance subsidiaries

ICICI Life’s profit after tax for Q3-2014 was  428 crore (US$ 69 million) compared to  398 crore (US$ 64 million) for Q3-2013. ICICI Life’s new business annualised premium equivalent (APE) was  868 crore (US$ 140 million) in Q3-2014 compared to  904 crore (US$ 146 million) in Q3-2013. The assets under management at December 31, 2013 were  77,393 crore (US$ 125.2 billion).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector with overall market share of 9.6% in April-November 2013. The gross premium income of ICICI General increased by 3% to  1,738 crore (US$ 281 million) in Q3-2014 from  1,687 crore (US$ 273 million) in Q3-2013. ICICI General’s profit after tax in Q3-2014 was  76 crore (US$ 12 million) as compared to  95 crore (US$ 15 million) in Q3-2013.

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
 crore
	FY2013	Q3-2013	9M-2013	Q2-2014	Q3-2014	9M-2014
Net interest income	13,866	3,499	10,063	4,044	4,255	12,119
Non-interest income	8,346	2,215	6,138	2,166	2,801	7,452
- Fee income	6,901	1,771	5,126	1,994	1,997	5,784
- Lease and other income	950	193	609	251	357	897
- Treasury income	495	251	403	(79)	447	771
Less:
Operating expense	9,013	2,261	6,606	2,322	2,617	7,430
Operating profit	13,199	3,453	9,595	3,888	4,439	12,141
Less: Provisions	1,803	369	1,342	625	695	1,913
Profit before tax	11,396	3,084	8,253	3,263	3,744	10,228
Less: Tax	3,071	834	2,232	911	1,212	3,070
Profit after tax	8,325	2,250	6,021	2,352	2,532	7,158
1.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India, vide its circular dated December 20, 2013, has advised banks to create a deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, during Q3-2014 the Bank has created a DTL of 1,419 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of  215 crore on the estimated Special Reserve for 9M-2014 has been created in the quarter ended December 31, 2013. Accordingly, the tax expense for Q3-2014 and 9M-2014 was higher by  215 crore. Excluding this impact, the growth in the Bank’s profit after tax for the three months as well as nine months ended December 31, 2013 over the respective corresponding periods of the previous year would have been 22%.

2.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet

crore
	At
	December 31, 2012	March 31, 2013	September 30, 2013	December 31, 2013
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,153	1,154	1,154	1,155
Employee stock options outstanding	4	4	6	6
Reserves and surplus1	65,961	65,548	71,943	72,896
Deposits	286,418	292,614	309,046	316,970
Borrowings (includes subordinated debt)2	147,149	145,341	145,356	150,940
Other liabilities	26,654	32,134	36,003	32,159
Total Capital and Liabilities	527,339	536,795	563,508	574,126

Assets
Cash and balances with Reserve Bank of India	21,778	19,053	18,751	19,157
Balances with banks and money at call and short notice	19,351	22,365	14,830	13,369
Investments	166,842	171,394	168,829	171,985
Advances	286,766	290,249	317,786	332,632
Fixed assets	4,619	4,647	4,611	4,629
Other assets	27,983	29,087	38,701	32,354
Total Assets	527,339	536,795	563,508	574,126
1.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India, vide its circular dated December 20, 2013, has advised banks to create a deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, during Q3-2014, the Bank has created a DTL of  1,419 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves.

2.	Borrowings include preference share capital of 350 crore.
3.      Prior period figures have been regrouped/re-arranged where necessary.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1=  61.81

Item 2

Chartered Accountants	14th Floor, The Ruby 29Senapati Bapaf Marg Dadar (West) Mumbai-400 028, India Tel : +91 22 6192 0000 Fax: + 91 22 6192 1000

Auditor’s Report on Quarterly Financial Results and Year-to-date Financial Results of ICICI Bank Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 December 2013 and the year-to-date financial results for the period 1 April 2013 to 31 December 2013, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for (a) the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and (b) information contained in, and referred to by, Note 4. of the results regarding the disclosures in relation to ‘Pillar 3 under Basel III Capital Regulations’ which have not been audited by us. These quarterly financial results and year-to-date financial results have been prepared from interim condensed financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim condensed financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, notified under the Companies Act, 1956 read with General Circular 15/2013 dated 13 September 2013, issued by the Ministry of Corporate Affairs, in respect of Section 133 of the Companies Act, 2013 or other accounting principles generally accepted in India, as applicable to banks.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of 117,944.6 crores as at 31 December 2013, the total revenue of 1,324.0 crores for the quarter ended 31 December 2013 and 3,804.6 crores for the nine months ended 31 December 2013 and net cash inflow amounting to 2,573.7 crores for the quarter ended and net cash inflows amounting to 4,597.1 crores for the nine months ended 31 December 2013. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year-to-date financial results:
(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit for the quarter ended 31 December 2013 as well as the year-to-date results for the period 1 April 2013 to 31 December 2013.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of clause 35 of the Listing Agreement and found the same to be correct.

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
( in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012	March 31, 2013
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			11,454.95	10,813.27	10,138.29	32,688.90	29,710.27	40,075.60
	a)	Interest/discount on advances/bills		8,223.83	7,736.87	7,065.80	23,156.34	20,370.42	27,341.11
	b)	Income on investments		2,922.17	2,839.08	2,742.42	8,645.88	8,188.87	11,009.27
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		33.62	47.03	136.25	138.36	408.69	542.98
	d)	Others		275.33	190.29	193.82	748.32	742.29	1,182.24
2.	Other income			2,801.01	2,166.48	2,214.62	7,451.78	6,137.51	8,345.70
3.	TOTAL INCOME (1)+(2)			14,255.96	12,979.75	12,352.91	40,140.68	35,847.78	48,421.30
4.	Interest expended			7,199.89	6,769.76	6,639.27	20,569.86	19,647.08	26,209.19
5.	Operating expenses (e)+(f)			2,617.03	2,322.11	2,261.16	7,429.74	6,605.59	9,012.88
	e)	Employee cost		996.87	871.55	940.64	2,957.85	2,893.55	3,893.29
	f)	Other operating expenses		1,620.16	1,450.56	1,320.52	4,471.89	3,712.04	5,119.59
6.	TOTAL EXPENDITURE (4)+(5)			9,816.92	9,091.87	8,900.43	27,999.60	26,252.67	35,222.07
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			4,439.04	3,887.88	3,452.48	12,141.08	9,595.11	13,199.23
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			694.64	624.80	368.73	1,912.62	1,342.52	1,802.54
9.	Exceptional items			..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,744.40	3,263.08	3,083.75	10,228.46	8,252.59	11,396.69
11.	Tax expense (g)+(h)			1,212.19	911.03	833.51	3,069.99	2,231.19	3,071.22
	g)	Current period tax		1,083.46	849.49	746.91	2,918.33	2,162.81	3,005.20
	h)	Deferred tax adjustment		128.73	61.54	86.60	151.66	68.38	66.02
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,532.21	2,352.05	2,250.24	7,158.47	6,021.40	8,325.47
13.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,532.21	2,352.05	2,250.24	7,158.47	6,021.40	8,325.47
15.	Paid-up equity share capital (face value 10/- each)			1,154.59	1,154.45	1,153.36	1,154.59	1,153.36	1,153.64
16.	Reserves excluding revaluation reserves			72,895.97	71,943.42	65,961.38	72,895.97	65,961.38	65,547.84
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.03	0.03	0.01	0.03	0.01	0.01
	ii)	Capital adequacy ratio
		a)	Basel II	17.81%	17.63%	19.53%	17.81%	19.53%	18.74%
		b)	Basel III	16.81%	16.50%	NA	16.81%	NA	NA
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months/nine months) (in )	21.93	20.38	19.51	62.02	52.23	72.20
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months/nine months) (in )	21.85	20.33	19.42	61.78	52.06	71.93
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		10,399.13	10,028.45	9,763.39	10,399.13	9,763.39	9,607.75
	ii)	Net non-performing advances		3,118.44	2,697.63	2,181.53	3,118.44	2,181.53	2,230.56
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.05%	3.08%	3.31%	3.05%	3.31%	3.22%
	iv)	% of net non-performing advances to net advances		0.94%	0.85%	0.76%	0.94%	0.76%	0.77%
19.	Return on assets (annualised)			1.76%	1.72%	1.80%	1.75%	1.66%	1.70%
20.	Public shareholding
	i)	No. of shares		1,154,535,873	1,154,394,745	1,153,303,032	1,154,535,873	1,153,303,032	1,153,581,715
	ii)	Percentage of shareholding		100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..		..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
1
At December 31, 2013, the percentage of gross non-performing customer assets to gross customer assets was 2.66% and net non-performing customer assets to net customer assets was 0.81%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
( in crore)
Particulars
	December 31, 2013	September 30, 2013	March 31, 2013	December 31, 2012
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,154.59	1,154.45	1,153.64	1,153.36
Employees stock options outstanding	6.05	5.53	4.48	3.95
Reserves and surplus	72,895.97	71,943.42	65,547.84	65,961.38
Deposits	316,969.54	309,046.15	292,613.63	286,418.06
Borrowings (includes preference shares and subordinated debt)	150,940.21	145,356.18	145,341.49	147,149.07
Other liabilities and provisions	32,159.46	36,002.11	32,133.60	26,653.07
Total Capital and Liabilities	574,125.82	563,507.84	536,794.68	527,338.89

Assets
Cash and balances with Reserve Bank of India	19,157.15	18,750.51	19,052.73	21,777.62
Balances with banks and money at call and short notice	13,369.29	14,829.76	22,364.79	19,351.02
Investments	171,984.60	168,828.64	171,393.60	166,842.01
Advances	332,632.05	317,786.23	290,249.43	286,765.98
Fixed assets	4,629.28	4,611.31	4,647.06	4,618.52
Other assets	32,353.45	38,701.39	29,087.07	27,983.74
Total Assets	574,125.82	563,507.84	536,794.68	527,338.89

CONSOLIDATED FINANCIAL RESULTS
( in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012	March 31, 2013
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	20,543.46	19,015.58	18,715.39	57,910.89	53,964.53	74,204.40
2.	Net profit	2,872.30	2,697.42	2,644.61	8,317.11	7,111.56	9,603.61
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months/nine months) (in )	24.88	23.37	22.93	72.06	61.68	83.29
	b) Diluted EPS (not annualised for three months/nine months) (in )	24.76	23.27	22.79	71.67	61.38	82.84

UNCONSOLIDATED SEGMENTAL RESULTS
( in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012	March 31, 2013
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	7,095.93	6,758.08	5,698.63	20,190.95	16,742.23	22,585.63
b	Wholesale Banking	8,408.84	8,111.21	8,264.85	24,221.61	23,502.34	31,368.76
c	Treasury	10,156.77	9,156.86	9,025.02	28,733.66	26,451.45	35,586.28
d	Other Banking	332.27	126.08	103.89	622.80	257.73	623.84
	Total segment revenue	25,993.81	24,152.23	23,092.39	73,769.02	66,953.75	90,164.51
	Less: Inter segment revenue	11,737.85	11,172.48	10,739.48	33,628.34	31,105.97	41,743.21
	Income from operations	14,255.96	12,979.75	12,352.91	40,140.68	35,847.78	48,421.30
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	561.61	623.22	242.49	1,507.95	684.86	954.55
b	Wholesale Banking	1,716.19	1,747.18	1,922.76	4,953.96	4,998.38	6,618.86
c	Treasury	1,397.16	842.99	934.49	3,536.73	2,561.82	3,653.92
d	Other Banking	69.44	49.69	(15.99)	229.82	7.53	169.36
	Total segment results	3,744.40	3,263.08	3,083.75	10,228.46	8,252.59	11,396.69
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	3,744.40	3,263.08	3,083.75	10,228.46	8,252.59	11,396.69
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(137,641.91)	(137,299.41)	(124,172.15)	(137,641.91)	(124,172.15)	(131,343.72)
b	Wholesale Banking	143,876.07	130,360.65	123,905.41	143,876.07	123,905.41	119,763.46
c	Treasury	62,351.85	71,115.31	59,610.96	62,351.85	59,610.96	69,818.44
d	Other Banking	781.07	2,749.47	2,059.70	781.07	2,059.70	2,378.63
e	Unallocated	4,689.53	6,177.38	5,714.77	4,689.53	5,714.77	6,089.15
	Total	74,056.61	73,103.40	67,118.69	74,056.61	67,118.69	66,705.96

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on January 29, 2014.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.
In accordance with RBI guidelines, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, corresponding details for previous periods are not applicable.

4.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at December 31, 2013 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

5.
Reserve Bank of India (RBI) had issued guidelines on August 23, 2013 giving the banks an option to distribute the net depreciation on the ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT) portfolios during FY2014 in equal installments. For the three months ended September 30, 2013, the net depreciation on these portfolio of the Bank amounted to  278.84 crore. The Bank did not opt to exercise this option and the entire depreciation for the three months ended September 30, 2013 was charged to the profit and loss account.
Further, RBI has as a one time measure permitted the banks to transfer Statutory Liquidity Ratio (SLR) securities from AFS/HFT category to 'Held to Maturity' (HTM) category. Accordingly, during the three months ended September 30, 2013, the Bank transferred SLR securities of  2,328.54 crore from AFS/HFT category to HTM category. The Bank booked a loss of  10.24 crore on the transfer of such securities.

6.
The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India, vide its circular dated December 20, 2013, has advised banks to create a deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, during the three months ended December 31, 2013, the Bank has created a DTL of  1,419.23 crore on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, DTL of  214.98 crore on the estimated Special Reserve for the nine months ended December 31, 2013 has been created in the three months ended December 31, 2013. Accordingly, the tax expenses for the three months and nine months ended December 31, 2013 is higher by  214.98 crore.

7.	During the three months ended December 31, 2013, the Bank has allotted 141,128 equity shares of 10/- each pursuant to exercise of employee stock options.
8.	Status of equity investors' complaints/grievances for the three months ended December 31, 2013:

Opening balance	Additions	Disposals	Closing balance
0	14	14	0

9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co. LLP, Chartered Accountants.
11.	1 crore = 10 million.

Place :	Mumbai	N. S. Kannan
Date :	January 29, 2014	Executive Director